                                                                                                                        FORM 4
| X |     Check this box if no longer
           subject to Section 16.
           Form 4 or Form 5
           obligations may continue.
           See Instruction 1(b).

                                         U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                      Washington, D.C.  20549                           OMB Number  3525-0287
                                                                                                        Expires: September 30, 1998
                                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                      Estimate average burden
                                                                                                        hours per response:    ...5
                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
                       Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*  2.Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
                                                                                                 (Check all applicable)

Funsten       Kenneth          B.          Metretek Technologies Inc. (MTEK)             ____Director           __X_10% Owner
                                           (fka Marcum Natural Services Inc.)
 (Last)        (First)     (Middle)      3.IRS or Social Security   4.Statement for       ____Officer            ____Other
                                            Number of Reporting        Month/Year             (give title below)     (specify below)
 121 Outrigger Mall                          Person (Voluntary)
                                                                     1/00, 2/00

               (Street)                                           5.If Amendment,      7.  Individual or Joint/Group Filing
                                                                    Date of Original          (check applicable line)
Marina del Rey     California      90292                                (Month/Year)
                                                                                      __X__  Form filed by One Reporting Person
  (City)        (State)     (Zip)
                                                                                      _____  Form filed by More than One Reporting
                                                                                             Person
------------------------------------------------------------------------------------------------------------------------------------
                                           Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------

1.  Title of Security     2.  Trans-   3.  Trans-      4.  Securities Acquired (A)  5.  Amount of       6.  Owner-    7.  Nature of
    (Instr. 3)                action       action          or Disposed of (D)           Securities          ship          Indirect
                              Date         Code            (Instr. 3, 4 and 5)          Beneficially        Form:         Beneficial
                             (Month/      (Instr. 8)                                    Owned at End        Direct        Ownership
                              Day/                                                      of Month            (D) or        (Instr. 4)
                              Year)                                                     (Instr. 3 and 4)    Indirect
                                                                                                            (I)
                                                                                                            (Instr. 4)
                                                                            --------------------------------------------------------
                                           Code  V        Amount   (A) or   Price
                                                                   (D)

-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  1/28/00         S           20,000    D      $10.6081                             I       Through
                                                                                                                      partnership(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  1/28/00         S            6,300    D      $10.6081                             I       Through
                                                                                                                      corporation(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  2/03/00         S            2,050    D      $10.8125                             I       Through
                                                                                                                      partnership(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  2/04/00         S           28,100    D      $12.1385       136,250               I       Through
                                                                                                                      partnership(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  2/04/00         S            4,300    D      $12.1385        25,650               I       Through
                                                                                                                      corporation(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                4,100               I     Through
                                                                                                                      employee   (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                              103,625               D

-----------------------------------------------------------------------------------------------------------------------------------


(Print or Type Responses)     FORM 4 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                            (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1.Title of  2.Conver 3.Transac-  4.Transac-  5.Number of  6.Date Exer- 7.Title   8.Price of  9.Number of 10.Owner-    11. Nature of
 Derivative  sion or   tion Date   tion Code   Derivative   cisable and  & Amount  Derivative  Deriva-      ship form     Indirect
 Security    Exercise  (Month/     (Instr. 8)  Securities   Expiration   of Under  Security    tive         of Deriva     Beneficial
 (Instr.3)   Price of   Day/Year)              Acquired (A) Date (Month  lying Sec (Instr.5)   Securities   tive Sec      Ownership
             Deriv-                            or Disposal  /Day/Year)   urities               Beneficially urity;        (Instr.4)
             ative                             (D)(Instr. 3,             (Instr.3              Owned at End Direct(D)
             Security                           4, and 5)                 and 4)               of Month     or In-
                                                                                               (Instr.4)    direct(I)
                                                                                                            (Instr.4)

                                                            Date    Expira-      Amount or
                                   Code   V   (A)    (D)    Exer-   tion   Title Number of
                                                            cisable Date          Shares


-----------------------------------------------------------------------------------------------------------------------------------
Warrants    $4.00                                          9/10/98 9/10/03 Common 23,825         23,825       D
                                                                           Stock
-----------------------------------------------------------------------------------------------------------------------------------
Warrants    $4.00       1/28/00     S               4,250  9/10/98 9/10/03 Common  4,250 $6.5647 53,800       I       Through
                                                                           Stock                                      partnership(1)
-----------------------------------------------------------------------------------------------------------------------------------
Warrants    $4.00                                          9/10/98 9/10/03 Common  9,062          9,062       I       Through
                                                                           Stock                                      corporation(1)
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Mr. Funsten disclaims beneficial ownership of any shares and warrants of Metretek Technologies Inc. (the "Company") as to which he has no direct or indirect pecuniary interest.

(2) Through employee of Funsten Asset Management Company whose shares Mr. Funsten may be deemed to control.  Mr. Funsten disclaims beneficial ownership of such shares.


                                                                          /s/ Kenneth B. Funsten                         2/10/00
                                                                          _________________________________________     _________
                                                                          Kenneth B. Funsten                            Date


* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.